Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS?

   ⦿ Yes ○ No

If yes, identify the Trading Center and the ATS services and provide a summery of the terms and conditions of the arrangement.

The terms and conditions to access the ATS are the same for all Subscribers submitting orders in the same manner, including Subscribers who are Trading Centers. While there are no formal or informal mutual arrangements between the BDO and Trading Centers to provide minimum levels of liquidity (see response to Part III, Item 12), the following Subscribers, some of which may be Trading Centers, have mutual access agreements with the BDO which may include access to the ATS: ~~Credit Suisse Securities (USA), LLC~~ Goldman Sachs & Co. LLC, Virtu ITG LLC (formerly ITG Inc.), Morgan Stanley & Co. LLC, UBS Securities, LLC, and Barclays Capital INC. The BDO has arrangements with other Subscribers who may be Trading Centers to access the ATS. The terms and conditions for any Subscriber, including Trading Centers, to access the ATS are described in Part II, Item 5(a).

b. If yes to item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

○ Yes ⦿ No